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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of July 2002


                           PETROLEUM GEO-SERVICES ASA
                    ----------------------------------------
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                ------------------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F |X| Form 40-F_____

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes_____ No |X|

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NO. 333-90379) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).


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SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND EXCHANGE AGREEMENT

         On July 22, 2002, Petroleum Geo-Services ASA entered into a second amendment to the Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001, as amended as of June 21, 2002, with Veritas DGC Inc. and certain subsidiaries of Veritas. The merger agreement and the amendments are filed herewith as exhibits 2.1, 2.2 and 2.3, respectively, and are incorporated herein by reference.

EXHIBITS

  2.1      --     Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001 (the "Merger Agreement"), among PGS,
                  Veritas, Venus I, Venus Holdco Inc. and Venus Mergerco Inc.
                  (incorporated by reference to exhibit 2.1 of PGS's Report on Form 6-K dated November 28, 2001 (SEC File No. 1-14614))

  2.2      --     First Amendment to the Merger Agreement, dated as of June 21,
                  2002, among PGS, Veritas, Venus I, Venus Holdco Inc., Venus
                  Mergerco Inc., VGS Inc. (formerly named Neptune I, Inc.),
                  Neptune Holdco LLC and Neptune Mergerco Inc. (including as
                  Exhibit A the form of Memorandum of Association and as Exhibit
                  B the form of Articles of Association of VGS Inc.)
                  (incorporated by reference to exhibit 2.2 of PGS's Report on Form 6-K dated June 24, 2002 (SEC File No. 1-14614))

  2.3      --     Second Amendment to the Merger Agreement, dated effective as of July 22, 2002, among PGS, Veritas, VGS Inc., Neptune Holdco
                  LLC and Neptune Mergerco Inc.


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PETROLEUM GEO-SERVICES ASA
                                       --------------------------
                                             (Registrant)


                                       By: /s/ J. Christopher Boswell
                                           -------------------------------------
                                             J. Christopher Boswell
                                          Senior Vice President and Chief
                                                Financial Officer


                                       By: /s/ William E. Harlan
                                          --------------------------------------
                                                William E. Harlan
                                       Vice President, Chief Accounting Officer
                                                 and Controller


Date:    July 26, 2002




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                                  EXHIBIT INDEX

  2.1      --     Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001 (the "Merger Agreement"), among PGS,
                  Veritas, Venus I, Venus Holdco Inc. and Venus Mergerco Inc.
                  (incorporated by reference to exhibit 2.1 of PGS's Report on Form 6-K dated November 28, 2001 (SEC File No. 1-14614))

  2.2      --     First Amendment to the Merger Agreement, dated as of June 21,
                  2002, among PGS, Veritas, Venus I, Venus Holdco Inc., Venus
                  Mergerco Inc., VGS Inc. (formerly named Neptune I, Inc.),
                  Neptune Holdco LLC and Neptune Mergerco Inc. (including as
                  Exhibit A the form of Memorandum of Association and as Exhibit
                  B the form of Articles of Association of VGS Inc.)
                  (incorporated by reference to exhibit 2.2 of PGS's Report on Form 6-K dated June 24, 2002 (SEC File No. 1-14614))

  2.3      --     Second Amendment to the Merger Agreement, dated effective as of July 22, 2002, among PGS, Veritas, VGS Inc., Neptune Holdco
                  LLC and Neptune Mergerco Inc.




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